J.P. Morgan Access Multi-Strategy Fund, LLC and

J.P. Morgan Access Multi-Strategy Fund II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 12, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J.P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Mr. Di Stefano:

This letter is in response to the comments you previously provided with respect to the Funds. You provided comments to the MS I Fund’s Registration Statement and stated that all such comments also applied to the MS II Fund’s Registration Statement, unless they were otherwise inapplicable. Given the similarity of the comments, we are filing the same exact response letter for both Funds.

Unless otherwise noted below, all comments and the responses to each comment apply to both Funds. We will incorporate the changes referenced below into the each Fund’s Registration Statement on Form N-2 (amendment no. 7 for the MS I Fund and amendment no. 6 for the MS II Fund).

PROSPECTUS COMMENTS

Summary of Terms – Fund Expenses

1.	Comment: Page 7 of the MS I Fund’s Registration Statement states that “[t]he Expense Limitation Agreement will terminate on August 25, 2011 unless renewed by the Investment Manager and the Sub-Advisor.” Please update this disclosure as it is out of date. The same comment applies to the appropriate page number of the MS II Fund’s Registration Statement.

Response: The disclosure in each Fund’s Registration Statement has been updated.

Summary of Fees, Allocations and Expenses

2.	Comment: Does the Management Fee line item include the Performance Fee? If it does not, please include the Performance Fee or provide a justification for why it is not included. In addition, please include interest expense in the Total Annual Fund Expenses line item or provide a justification for why it is not included.

Response: The Performance Fee has been included as a separate line item. The comments above are not applicable to the MS II Fund (the Fund does not have a performance fee and the Total Annual Fund Expenses line item does not exclude interest expense).

3.	Comment: Please revise the Examples provided at the end of the expense table. Specifically, only use the assumptions provided for in Form N-2.

Response: The disclosure in the MS I Fund’s Registration Statement has been updated as requested. The Examples in the MS II Fund’s Registration Statement already comply with the comment above.

Types of Investments and Related Risks

4.	Comment: Please modify the Structured Note Risk risk factor to state that such instruments are synthetic and that there is no claim on the underlying reference asset.

Response: The disclosure in each Fund’s Registration Statement has been updated as requested.

5.	Comment: Please update the Legal and Regulatory Risks risk factor.

Response: The disclosure in each Fund’s Registration Statement has been updated as requested.

Investment Policies and Restrictions

6.	Comment: Do the Funds have a policy to concentrate? If so, please disclose the policy. In addition, please explain why this policy is not included in the Funds’ fundamental policies.

Response: The MS I Fund’s Registration Statement has been updated to include its fundamental policy on concentration. The MS II Fund’s Registration Statement already discloses its fundamental concentration policy.

7.	Comment: This section contains the following disclosure: “In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated in this Confidential Private Placement Memorandum, will not constitute a deviation from the restriction or policy.” Please modify this disclosure to state that the following sentence does not apply to the Fund’s policy on borrowing.

Response: The disclosure in each Fund’s Registration Statement has been updated as requested.

Net Asset Valuation

8.	Comment: Please disclose whether the Fund has a valuation committee.

Response: Each Fund’s Registration Statement has been updated accordingly.

Appendix A

9.	Comment: Please disclose how many times each board committee met during the previous fiscal year.

Response: Each Fund’s Registration Statement has been updated accordingly.

General

10.	Comment: Please update any other disclosure which may be out of date.

Response: Each Fund’s Registration Statement has been updated accordingly.

In connection with your review of the above filings, the undersigned hereby acknowledges on behalf of the Funds that: (1) each Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) each Fund may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919 or John Fitzgerald at (212) 648-2085.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary

4